Exhibit 4.1
Second Amended and Restated
Note
(Geänderte und neu gefasste Schuldverschreibung)
of
Micromet AG, Munich
in the amount of
EUR 1,529,678
The original convertible note was issued in the principal amount of EUR 10,000,000 against payment of its nominal value on 6 June 2003 (the “Original Note”). On the basis of the shareholders’ resolution passed at the shareholders’ meeting of Micromet AG on 11 October 2005 and the amendment agreement among Micromet AG and the holder of 11 October 2005, the terms and conditions of such convertible note were amended and restated (the “First Amended and Restated Note”). The terms and conditions of the amended and restated convertible note are further amended and restated as follows:
We herewith undertake, in accordance with the conditions applying to the issue of the note as set forth below, to pay the holder pursuant to § 4 hereinafter interest of 4.5 % p.a. accruing daily on the note, at the end of each calendar quarter and repay the said note to the holder in accordance with § 3 or § 8 hereinafter.
Munich, 27 December 2006

/s/ G. K. Mirow Managing Board of Micromet AG

§ 1
Form and Nominal Value
The note issued by Micromet AG with its registered seat in Munich (the “Company”) in accordance with the terms and conditions hereinafter has a total nominal value of EUR 1,529,678 (in words: Euro one million five hundred twenty-nine thousand six hundred seventy-eight) (the “Note”). This Note amends and restates in its entirety the First Amended and Restated Note which amended and restated the Original Note. This Note shall be considered for all purposes, including without limitation §5 below, to have been outstanding since the original date of issuance of the Original Note.
§ 2
Holder
The Note is issued to MedImmune Ventures, Inc. (MedImmune Ventures, Inc. and any assignees hereinafter referred to as the “Holder”), a corporation incorporated under the laws of the State of Delaware in the United States of America, with a principal place of business of One MedImmune Way, Gaithersburg, Maryland 20878, United States of America.
§ 3
Due Date
The Note is due for repayment by the Company to the Holder on 6 June 2010 (the “Due Date”). The Company and the Holder can elect in writing to extend the Due Date. The Company may prepay the Note without penalty at any time before the Due Date on not less than 10 days prior written notice to Holder.

§ 4
Interest
The Note shall bear interest at a rate of 4.5% p.a. accruing daily. Interest shall be due and payable at the end of each calendar quarter. In the event that the Note is not repaid when due under § 5 or § 8 below, the outstanding principal balance of the Note shall bear interest at a rate of 10% p.a. accruing daily from the date of such default.
§ 5
Repayment of Note / Priority
(1)	The Company shall repay the Note on the Due Date at nominal value and as set forth in § 8 below.
(2)	In the event that the Due Date is a day on which banks are not open for general business at the Company’s seat (a “Business Day”) the Holder may claim repayment of the Note no earlier than on the immediate next Business Day following the Due Date.
(3) Notwithstanding § 8 hereinafter the Holder is not entitled to ordinarily terminate the Note.
(4)	Subject to mandatory law the Note shall rank equal or prior to all other existing debt instruments of the Company.
§ 6
Payments
All payments due to satisfy the Holder’s claims resulting from the Note are payable by the Company to the Holder, net of withholding tax on capital (Kapitalertragsteuer) and net of any bank charges, to the extent due, in Euro to such account as designated by the Holder.

§ 7
Transfer / Transferability
(1)	The Note is registered in the Holder’s name and may only be transferred by way of assignment, or in the event that certificates are issued, by way of endorsement.
(2)	The Note as well as the rights attached thereto may be transferred to any affiliate of MedImmune, Inc. within the meaning of § 15 AktG (German Stock Corporation Act) without the consent of the Company and otherwise may only be transferred with the Company’s consent, to be granted by the supervisory board, such consent not to be unreasonably withheld.
§ 8
Termination / Redemption
(1)	The Holder is entitled to demand, by way of termination, the immediate repayment of the Note, at nominal value, including any accrued interest, in the following events:
a)	the Company has not paid the principal amount owed under the Note when due;

b)	the Company or Micromet, Inc. (“MITI”) has generally suspended its interest or other payments (Zahlungseinstellung);

c)	the consummation of a Change of Control Transaction (as defined below);

d)	a court has instituted insolvency, bankruptcy or similar type of proceedings with respect to the assets of the Company or MITI or the Company or MITI has applied for the institution of said proceedings to be commenced or offers any settlement of its debt out of court to avoid or prevent the institution of said proceedings;

e)	the Company or MITI shall default in the payment of principal, interest and/or fees on any other indebtedness (and such default continues after the expiration of any cure period relating to such default) or any event or condition shall occur that results in the acceleration of the maturity of any indebtedness of the Company or MITI;

f)	the Company or MITI is in liquidation (other than a liquidation to MITI or a direct or indirect wholly-owned subsidiary of MITI).
(2)	The Holder is entitled to demand, by way of termination, the immediate repayment of the Note, at nominal value, including any accrued interest, upon the closing of a sale by the Company or MITI of equity securities in a financing transaction (or series of related financing transactions) that generates net proceeds of $50,000,000 or more payable to the Company or MITI upon such closing.
(3)	Any termination of this Note pursuant to the terms set forth above will require at least 10 days prior written notice from the Holder to the Company.
(4)	“Change of Control Transaction” shall mean a transaction in which shares making up in the aggregate for more than 50 % of the Company’s or MITI’s outstanding voting stock or more than 75 % of the Company’s and MITI’s assets (on the basis of their book value) have been sold to, exclusively licensed to, or acquired by a third party or a swap, contribution or merger including, without being limited to, within the meaning of the German Law on the Transformation of Companies (UmwG) in respect of which more than 50 % of the Company’s or MITI’s voting stock has been effected, provided that a transfer of the stock or assets of the Company to MITI or a direct or indirect wholly-owned subsidiary of MITI shall not be deemed a Change of Control Transaction.
§ 9
Jurisdiction and Place of Performance / Miscellaneous
(1)	This Note and all rights and duties resulting therefrom are in all respects subject to the laws of the Federal Republic of Germany only.

(2)	Place of performance shall be at the Company’s seat.
(3)	All interpretations of this Note will be based on the original version drafted in the English language.
§ 10
Severability
In the event that individual or a number of provisions set forth herein are or prove to be invalid or unenforceable, the validity of the remaining provisions shall not be affected thereby. Moreover, the invalid or unenforceable provision shall be deemed replaced by a provision which reaches the original content and purpose of the invalid provision to the closest possible and legally permissible extent. The aforesaid shall also apply with regard to provisions that prove to be missing.
[Signatures on Next Page]

Munich, 27 December 2006	Micromet AG

By:

Name:

Its:

By:

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Gaithersburg, 27 December 2006	MedImmune Ventures, Inc.

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Name:

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